

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>VIA FACSIMILE AND U.S. MAIL</u>

January 8, 2009

Allan P. Merrill
Executive Vice President and Chief Financial Officer
Beazer Homes USA, Inc.
1000 Abernathy Road, Suite 1200
Atlanta, Georgia 30328

>　　**RE:**　**Beazer Homes USA, Inc.**
>　　　　　**Form 10-K for Fiscal Year Ended September 30, 2008**
>　　　　　**File No. 1-12822**

Dear Mr. Merrill:

　　　　We have reviewed your filing and have the following comments. We have limited our review of your filing to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 32

Critical Accounting Policies, page 35

2. Your market capitalization appears to have decreased significantly since
September 30, 2008. Please advise us whether you have performed a goodwill
impairment test in the first quarter of fiscal 2009. If not, please explain how you
concluded that an impairment test was not necessary. Please explain any
qualitative and quantitative factors you considered. If you have performed a
recent impairment test, please provide us with a summary of your results in Step 1
and Step 2, if applicable. Please also let us know about any testing for
impairment of long-lived assets under SFAS 144.

Financial Statements

(14) Segment Information, page 99

3. You indicate that your "Other" homebuilding segment includes those markets that
you have decided to exit. These operations will be reported as discontinued
operations upon cessation of all activities in these markets. While you are
actively completing an orderly exit from those markets, please tell us how you
determined that it was appropriate to transfer these markets to the "Other"
homebuilding segment instead of remaining in their original segment until they
are reported as discontinued operations in accordance with paragraph 42 of SFAS
144.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your response on EDGAR as a correspondence
file. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief